SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ) # 33.042.730/0001 -04

     CSN (“Company”) informs that it has signed the Sale and Purchase Agreement with Corus Group Plc (“Corus”) through its subsidiary Corus Staal B.V., for the acquisition of total control of Lusosider Projectos Siderurgicos S.A. (“Lusosider”), a flat steel Portuguese company, producer of pickled hot rolled, cold rolled, hot-dip galvanized and tin plate. CSN shared equally the Lusosider control with Corus.

     The acquisition of Lusosider full control for twenty five million Euros (EUR 25,000,000.00), reinforces the Company’s commitment to its international expansion strategy, increasing its operations abroad by acquiring finishing lines located near the largest steel markets.

     In 2005, Lusosider, located in Seixal, Lisbon surroundings, produced 203 thousand tonnes of galvanized, 28 thousand tonnes of pickled hot rolled and cold rolled, and 71 thousand tonnes of tin plate, with 249 employees.

     The conclusion of the acquisition is subject to regulatory clearance by the Portuguese Competition Authority, which is expected within 45 days of filing.

Rio de Janeiro, May 10th, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.